October 16, 2006


Securities and Exchange Commission
Washington, D.C. 20549
Attn: Linda Cvrkel, Branch Chief


Re: Hangman Productions, Inc.
    Form 10-KSB for the year ended December 31, 2005
    Filed February 22, 2006
    File No. 000-50892

Dear Ms. Cvrkel:

     The following is in response to the comments received September 28, 2006, related to the Company's filing on Form 10-KSB for the year ended December 31, 2005, filed February 22, 2006. Items #1 through #10 correspond to questions #1 through #10 in your letter.

     1. As stated the Company has had access to the Officer's telephone lines and computer systems at no cost to the Company. In response to your concern that these expenses should be reflected in the financial statements, the Company will begin to record a charge related to these expenses. The Company will allocate a percentage of the common expenses based on its estimate. A footnote disclosure will be included to state that the allocation method of expenses has been used and management will also provide an estimate of the expenses on a stand-alone basis, if materially different.

     The Company does not believe it is neccessary to amend its historical financial statements to reflect the charge for these costs, as the costs are not materially significant.

     2. As noted in the Company's 10-QSB filing for the quarter ended March, 31, 2006, the Company received $3,250 in entry fee revenue. The Company distributed $3,750 in awards. The expense was recorded as a General and Administrative expense in the same quarter, ended March 31, 2006. Future filings will record this expense as a cost of revenue. These expenses will also be disclosed in the MD&A section of future filings.

     3. The Results of Operations sections in future filings will include a discussion of the changes in financial condition and results of operations for each of the last two years. A discussion regarding causes for material changes from periods to periods in specific line items of the financial statements will be included.

     4. Comparable discussion of material changes in financial condition and results of operations since the end of the last fiscal year and comparable interim periods will be included in future filings.

     5. Footnotes to the financial statements in future filings will disclose the existence of the Doolin family's majority control of the Company's issued and outstanding common stock.

     6. Footnotes to the financial statments in future filings will include disclosure of the fair value of financial instruments for which it is practicable to estimate that value. The methods and assumptions used to estimate the fair value will also be included.

     7. Note 2 of the Company's financial statments in the Form 10-KSB for the year ended December 31, 2005, states that he Company has accumulated losses from inception through December 31, 2005 of $59,997 and has a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Future filings will add disclosures to include (1) the possible effects of such conditions an events; (2) management's evaluation of the significance of those conditions and events and any mitigating factors; and (3) possible discontinuance of operations.

     8. The maturity date of the note disclosed in Note 5 will be included in future filings.

     9. Future filings will include disclosure of the terms of the shareholder loan, disclosed in the Form 10-QSB for the quarter ended March 31, 2006, including the interest rate and maturity date of the note.

     10. The Company issued 750,000 shares of common stock to two of the Company's officers for forgiveness of $37,500 in accrued salaries. The Company determined the value of the shares based upon the price that the Company offered shares in its most recent offering completed in January, 2004, of $.05 per share.

The Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any other questions or concerns please contact me at your convenience.


Sincerely,

/S/ JAMES DOOLIN
James Doolin
President, Hangman Productions, Inc.